UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 7, 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The accompanying Quarterly Report to Security Holders (the “Petrohawk Quarterly Report”) was provided to holders of Petrohawk Energy Corporation’s (“Petrohawk”) outstanding senior notes in accordance with the reporting covenants under the applicable indentures. The unaudited condensed consolidated financial statements in the Report have been prepared in accordance with accounting principles generally accepted in the United States. Petrohawk’s parent, BHP Billiton Limited, prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Petrohawk utilizes the full cost method of accounting for its oil and natural gas activities compared to BHP Billiton Limited which utilizes the successful efforts method of accounting. In addition, the accompanying unaudited condensed consolidated financial statements are based on Petrohawk’s historical accounting activities and do not reflect the acquisition of Petrohawk by BHP Billiton Limited or any of the fair value calculations that were performed in conjunction with the purchase price allocation performed by BHP Billiton Limited. For the avoidance of doubt, the results of operations, financial position, cash flows and disclosures included in the Petrohawk Quarterly Report are not indicative of the potential results of BHP Billiton Limited. [For more information please visit www.petrohwak.com.]

EXHIBITS

99.1	Petrohawk Energy Corporation Quarterly Report to Security Holders dated as of September 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 7, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary